BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

December 22, 2005

Item 3	Press Release

Date of Issuance: December 22, 2005
Place of Issuance: Vancouver, British Columbia

The news release was distributed through Stockwatch and Market News.

Item 4	Summary of Material Change

The Company has filed 43-101 technical reports on its McClusky Pass and Celt properties.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Megan Cameron-Jones, Director and Corporate Secretary
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 22nd day of December, 2005.

“Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

43-101 Technical Reports Filed

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR) December 22, 2005

White Knight Resources Ltd. (the “Company”) has filed 43-101 technical reports on its McClusky Pass and Celt properties. To review the reports, please visit www.sedar.com.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.